Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

August 5, 2008

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:	Jill S. Davis Jennifer O’Brien

Re:	Visual Management Systems, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 16, 2008 Filed June 17, 2008 File No. 333-133936

Dear Ms. Davis and Ms. O’Brien:

We received your comment letter dated July 17, 2008 on the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 as filed on April 16, 2008 and Form 8-K/A filed on June 17, 2008. This letter sets forth the Staff’s comments and our responses thereto. The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

Controls and Procedures, page 27

General

1.
It does not appear that your management has performed its assessment of internal control over financing reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financing reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/ Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/ Financial Reporting Release 77. You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response - Management performed an assessment of internal control over financial reporting as of December 31, 2007. We propose to amend Item 8A of the 10-K to read in its entirety as follows:

“Item 8A. Controls and Procedures

Evaluation of disclosure controls and procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-KSB, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer. Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
August 5, 2008

The evaluation made by our Chief Executive Officer and Interim Chief Financial Officer of our disclosure controls and procedures included a review of the controls' objectives and design, our implementation, and the effect of the controls on the information generated for use in this annual report and previous reports to the Commission. In the course of the evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and to make modifications as necessary; our intent in this regard is that the disclosure controls and procedures will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant. Based on their evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, due to the existence of material weaknesses described below under the caption “Management’s Report on Internal Control over Financing Reporting,” our disclosure controls and procedures were not effective as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Securities and Exchange Commission
August 5, 2008

Amongst the topics addressed by the evaluation conducted by our Chief Executive Officer and Interim Chief Financial Officer were:

•
The November 2007 determination by our management and the Audit Committee of our Board of Directors that it was necessary to restate our Consolidated Statements of Operations for the three and six month periods ended August 31, 2007 due to the inclusion of certain inter-company sales in such items.

•
The April 2008 determination by our management and the Audit Committee of our Board of Directors that it was necessary to again restate our financial statements for the three and six months ended August 31, 2007 and the three and nine months ended September 30, 2007, as well as the pro forma financial statements submitted with our Form 8-K/A filed with the SEC on January 31, 2008.

Based on their evaluation, our Chief Executive Officer and Interim Chief Financial Officer identified a number of material weaknesses in our internal control over financial reporting. These material weaknesses included:

•	misunderstandings of certain applications of GAAP and poor oversight and management of accounting staff and technology by our former Chief Financial Officer;

•	deficiencies in our information technology relating to inventory control, revenue recognition, financial forecasting and the management of inter-company transactions;

•	a lack of uniformity in accounting policies across subsidiaries which allowed and increased the number of undetected discrepancies in inter-company transactions;

•	the lack of a formal documented closing process for period ends; and

•	the lack of a formal process for developing recent period results or forward looking financial forecasts.

As a result of the material weaknesses described above, we have concluded that, as of December 31, 2007, our internal control financial reporting was not effective.

Securities and Exchange Commission
August 5, 2008

We have taken steps to improve our disclosure controls and procedures and our internal control over financial reporting, including the replacement of our Chief Financial Officer, the hiring of in-house legal counsel, continued utilization of the oversight of an outside accounting firm in the preparation of our financial statements, retaining additional experienced independent accounting consultants, reorganizing our accounting department, obtaining and implementing new policies for the entry and maintenance of financial records, the development of processes for taking more frequent physical inventory, and obtaining approval from our Board of Directors to substantially upgrade our accounting software.  In addition, we have engaged Withum Smith & Brown Global Assurance to evaluate our internal controls over financial reporting and assist us in developing internal controls which will enable us to comply with Section 404 of the Sarbanes-Oxley Act of 2002.  Other than the changes described above, there have been no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management will continue to scrutinize the steps we have detailed above to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. If upon further evaluation the steps detailed above prove too slow or insufficient in their totality to meet that goal, we will develop a new plan which includes changes necessary to ensure that we comply with all relevant SEC rules and forms.

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control. A design of a control system is also based upon certain assumptions about potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Our independent auditor, Sobel & Company, LLC, was not required to and did not perform an audit of the effectiveness of our internal controls over financial reporting.”

Securities and Exchange Commission
August 5, 2008

2.
You disclose that “Other than the changes described above, there have been no changes in our disclosure controls and procedures that have materially affected, or are reasonably likely to materially affect, or disclosure controls and procedures.” Please note Item 308(c) of Regulation S-K requires specific disclosure with respect to changes in your internal control over financial reporting, not your disclosure controls and procedures. As such, please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or otherwise advise and so state. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2008.

Response - The disclosure which we propose to include in Item 8A as set forth in the response to Comment No. 1 above describes the changes in our internal control over financial reporting. Similar disclosure will be included in the Quarterly Reports on Form 10-Q that we file in the future.

Consolidated Statement of Stockholders’ Equity (Deficiency), page F-5

3.
In our prior comment number five, we requested you contact us to further discuss your reverse merger presentation. Given your presentation of the Merger Activity adjustments and the lack of sufficiently detailed disclosures to explain those adjustments, we again request that you contact us at your convenience.

Response - A discussion with the Staff was held on July 31, 2008. Based on that conversation a revised statement of stockholder’s equity has been prepared and is included as Attachment A for your review and comment.

4.
We note from your disclosure on page 2 you issued 61,600 shares of common stock to your placement agent in connection with your 2007 private placement. Please explain to us in greater detail how you accounted for this transaction. In this regard, we note you debited common stock and credited paid-in capital for the same amount, with no change to stockholders’ equity (deficit). Please advise.

Response - The issuance of these shares was in conjunction with the private placement of preferred stock. Therefore, we considered this to be a direct cost of issuing stock and the amount was charged directly to equity. We accounted for the issuance of the 61,600 shares of common stock by recording a debit to additional paid in capital (common stock) and a corresponding credit to additional paid in capital (preferred stock). As a result, there was no net change to stockholders’ equity as a result of this transaction.

Note 1. Basis of Presentation and Description of Business Operations, page F-7

5.
You disclose under this heading that “Pursuant to the agreement and plan of merger and reorganization, the former stockholders of Visual Management Systems Holding, Inc. received shares of our common stock representing approximately 76.5% of [y]our outstanding common stock after giving effect to the merger and the cancellation of 476,429 shares of common stock surrendered by one of our principal stockholders.” Please expand your disclosure here, and where you include similar disclosure throughout your filing, to clearly indicate the number of shares you effected to effect the reverse merger with Visual Management Systems Holding, Inc.

Securities and Exchange Commission
August 5, 2008

Response - We plan to amend the disclosure to read as follows:

“Pursuant to the agreement and plan of merger and reorganization, the former holders of Visual Management Systems, Inc. received an aggregate 5,218,000 shares of our common stock after giving effect to the merger and the cancellation of 476,429 shares of common stock surrendered by one of Wildon Productions, Inc.'s principal stockholders.”

6.	Please tell us where the cancellation of the 476,429 shares is reflected in your Consolidated Statement of Stockholders’ Equity (Deficiency) on page F-5.

Response - The cancellation of the 476,429 shares of common stock of Wildon Productions, Inc. occurred prior to the completion of the reverse acquisition transaction. This cancellation is now shown on the statement of stockholder’s equity included in Attachment A.

Note 3. Significant Accounting Policies, page F-9

Convertible Instruments, page F-13

7.	It appears the discussion of your accounting policy for your convertible instruments was inadvertently excluded from the filing. Please add the applicable disclosure or otherwise advise.

Response - The caption “Convertible Notes” on page F-13 was inadvertently included on that page. Disclosure with respect to the Convertible Notes is set forth in the section captioned “Issuance of Convertible Notes” which begins on page F-21. We also propose to include a separate disclosure on our accounting policy for convertible debt instruments in our next 10-Q filing, which would be as follows:

Summary of significant accounting policies

Debt instruments, and the features/instruments contained therein:

Securities and Exchange Commission
August 5, 2008

Deferred financing costs are amortized over the term of its associated debt instrument. The Company evaluates the terms of the debt instruments to determine if any embedded derivatives or beneficial conversion features exist. The Company allocates the aggregate proceeds of the notes payable between the warrants and the notes based on their relative fair values. The fair value of the warrants issued to note holders or placement agents are calculated utilizing the Black-Scholes option-pricing model.

Note 11. Stockholders’ Equity, page F-18

Issuance of Equity Compensation in Connection with our Reverse Merger, page F-20

8.
Please tell us and expand your disclosure to explain how you accounted for your issuance of 100,000 shares of common stock to Aide Consulting. In this regard, we note you debited common stock and credited paid-in capital for the same amount, with no change to stockholders’ equity (deficit). Please advise.

Response - This transaction was in conjunction with a consultant who assisted in the facilitation of the reverse merger. Therefore, we considered this to be a direct cost of the transaction and the amount was charged directly to equity. As a result, we accounted for the issuance of the 100,000 shares of common stock by recording a debit to additional paid in capital (common stock) and a corresponding credit to additional paid in capital (preferred stock), resulting in no net change to stockholders’ equity as a result of this transaction.

Issuance of Equity in Connection with our Convertible Note Financing and Private Placement, page F-21

9.
We note you issued 71,600 shares of common stock to Brookshire Securities, Inc. during 2007, with a fair market value of $296,578. Please tell us where these shares are reflected on your consolidated statement of stockholders’ equity (deficiency) and how you accounted for this share issuance.

Response - As noted in the response to Comment 1 above, the issuance of the 61,600 shares to Brookshire Securities Corporation had no impact on stockholders’ equity inasmuch as we debited additional paid in capital (common stock) and recorded a corresponding credit to additional paid in capital (preferred stock). The issuance of the 10,000 shares to Brookshire Securities Corporation was recorded as a deferred financing cost and amortized. The total of 71,600 shares were issued post merger and were not included in the 5,218,000 issued in connection with the merger; however a portion related to the March debt transaction and the expense associated with those were included in that period. The issuances and related costs are reflected on the Consolidated Statement of Stockholders’ Equity in the line items “Issuance of common stock to placement agent for Preferred Stock” and “Issuance of common stock to placement agent for financing services - convertible debt.”

Securities and Exchange Commission
August 5, 2008

Form 8-K/A filed June 17, 2008

Exhibit 99.1

10.
We note you provided financial statements for the most recent fiscal year and the latest interim period preceding the acquisition of Intelligent Digital Systems, LLC. Please provide us with the results of your significance tests as prepared under Rule 8-04 of Regulation S-X.

Response - The results of our significance test are as follows:

Investments in/advances to Intelligent Digital System, LLC (“IDS”):

Investment (purchase price) = $1,544,000
Total assets as of 12/31/07 = $4,268,811
$1,544,000/$4,268,811 = 36.2%

Proportionate share of total assets of IDS:

Total assets of Visual Management Systems, Inc. (“VMS”)
as of 12/31/07  = $4,268,811
Total assets of IDS as of as of 12/31/07  = $89,696
$89,696/$4,268,811  = 2.1%

Equity income from continuing operations of IDS before income taxes, extraordinary items and cumulative effect of a change in accounting principles:

IDS Net Loss for Year Ended 12/31/07 = $(337,029)
VMS Net Loss for Year Ended 12/31/07 = $(9,784,645)
$(337,029)/$(9,784,645) = 3.4%

The only test of significance that exceeds 20% is the test related to investments/advances in IDS described above, which has been computed at 36.2% as set forth above.

Securities and Exchange Commission
August 5, 2008

Exhibit 99.2

11.	Please add disclosure to explain the nature of the intangible assets acquired from IDS, totaling $1,562,692.

Response - The intangible asset purchased from IDS consisted of the development of the software code and hardware designs for the hybrid DVR which, as of the date of the acquisition, was not completed and not yet commercially deployed. The amounts assigned to these assets were developed using the income method based on future estimated cash flows from the sale of the product, using a 15% discount rate.

12.	Please explain why you have pro forma adjustments to eliminate IDS results from the pro forma Combined Statement of Operations for each period presented.

Response - The Company will not be utilizing the business model employed by IDS prior to the transaction. As a result, all revenues and expenses attributable to IDS were eliminated for purposes of the pro forma presentation.

Form S-1, As Amended filed on February 20, 2008

13.	To the extent you make changes in your filings in response to the above comments, please make confirming changes to your pending registration statement and any other related filings, as applicable.

Response - Corresponding changes will be made in the next amendment of our Form S-1 and other filings to the extent applicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

Securities and Exchange Commission
August 5, 2008

VISUAL MANAGEMENT SYSTEMS, INC.

By: /s/ James D. Gardner

Name: James D. Gardner Title: Chief Financial Officer

/db
cc:	Brad Muniz
Philip D. Forlenza, Esq.

ATTACHMENT A								Total
	Preferred Stock		Common Stock		Paid-In	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)

January 1, 2006			14,250,000	$14,250	$600,555	$-	$(694,311)	$(79,506)

Reverse stock split			(12,214,266)	(12,214)	12,214
Shares retired in connection with merger			(476,429)	(476)	476		-	-
			1,559,305	1,559	613,246		(694,311)	(79,506)

Shares issued in connection with the merger			5,218,000	5,218	(5,218)		-	-
			6,777,305	6,777	608,028		(694,311)	(79,506)

Net Loss							(1,926,614)	(1,926,614)
Stock option expense					469,337			469,337
Stock warrant issuances					406,800			406,800
Conversion of convertible debt to stock					639,990			639,990

December 31, 2006			6,777,305	6,777	2,124,155	-	(2,620,925)	(489,993)

Net loss							(10,420,227)	(10,420,227)
Stock option expense					980,938			980,938

Repurchase of stock into treasury					-	(150,000)		(150,000)
Sale of common stock					871,230			871,230
Redemption of stock warrants					590,044			590,044
Issuance of common stock for interest					4,000			4,000
Issuance of common stock to placement agent					25,000			25,000
for financing services-convertible debt								-
Benefical conversion feature on convertible debt					125,000			125,000
Issuance of warrants to placement agent of convertible debt					22,678			22,678

Post Merger Activity
Issuance of common stock for consulting services			100,000	100	(100)			-
Issuance of preferred stock	616	1			635,582			635,583
Issuance costs on preferred stock					(252,448)			(252,448)
Issuance of warrrants on preferred stock					903,065			903,065
Issuance of common stock to placement agent - Preferred Stock			71,600	72	(72)			-
Deemed dividend on preferred stock					635,582			635,582

Issuance of common stock for services			100,000	100	389,900			390,000
Issuance of common stock for services			30,000	30	61,470			61,500
Issuance of warrants to placement agent of convertible debt					1,588,391			1,588,391
Beneficial conversion feature on convertible debt					3,000,000			3,000,000
Conversion of debt to stock			300,000	300	325,740			326,040

December 31, 2007	616	$1	7,378,905	7,379	12,030,155	(150,000)	(13,041,152)	(1,153,617)